STRATASYS Q4 2016

FINANCIAL RESULTS CONFERENCE CALL

March 9th, 2017

Q4 2016 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 855-319-2216
Lilach Payorski CFO	International Dial-in: 503-343-6033
Shane Glenn VP, Investor Relations	Participant Passcode: 73596435

Live webcast and replay:
http://edge.media-server.com/m/p/9kxkoga5/

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and various entities that it has acquired, including MakerBot, Solid Concepts, Harvest and GrabCAD, or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", and Item 5, "Operating and Financial Review and Prospects" in our 2015 Annual Report, together with the 2016 Annual Report that we will file soon, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 20-Fand in Stratasys' other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP financial information

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 23.

Ilan Levin – CEO

Opening Remarks

- Ongoing efforts to improve customer engagement for product development
- Aligning cost structure with significant improvement in operating profit and cash generation
- Transforming business into customer-centric organization targeting key vertical markets
- High profile collaborations with industry leaders and recent launch of advanced new products

Lilach Payorski – CFO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results
Stratasys, Ltd.

Revenue ⬆ 1% YOY

GAAP Gross Profit ⬆ 56% YOY

GAAP Operating Profit ⬆ 84% YOY

Non-GAAP Gross Profit ⬆ 13% YOY

Non-GAAP Operating Profit ⬆ 230% YOY

	GAAP			Non-GAAP		
	Q4-15	Q4-16	Change YOY	Q4-15	Q4-16	Change YOY
Total Revenue	$173.4	$175.3	1.1%	$173.4	$175.3	1.1%
Gross Profit (Loss) % margin	53.1 30.6%	82.9 47.3%	29.9 56.2%	83.4 48.1%	94.0 53.6%	10.6 12.7%
Operating Profit (Loss) % margin	(187.8) -108.3%	(29.2) -16.6%	158.6 84.5%	-8.9 -5.1%	11.6 6.6%	20.4 230.3%
Pre-tax Profit (Loss) % margin	(188.8) -108.9%	(30.0) -17.1%	158.7 84.1%	-9.8 -5.7%	10.7 6.1%	20.5 208.9%
Tax Rate	23.2%	-52.4%	59.5 136%	91.1%	24.5%	-11.6 -129%
EBITDA	(164.3)	(7.5)	95.4%	(1.4)	19.3	1378.6%
Net Income % margin	(232.3) -134.0%	(14.8) -8.4%	217.6 93.6%	(0.7) -0.4%	7.8 4.5%	8.5 1214.3%
EPS (Diluted)	($4.46)	($0.30)	93.3%	($0.01)	$0.15	1600.0%
Diluted Shares	52.0	52.8	1.5%	52.0	53.3	2.5%

($ in millions unless noted otherwise)

stratasys

Financial Results – Revenue
Stratasys, Ltd.

Product Revenue ↑ 2% YOY

System Revenue ↓ 4% YOY

Consumable Revenue ↑ 11% YOY

Service Revenue ↔ Flat

Customer Support Revenue ↑ 8% YOY

Total Revenue – Quarterly Trend



Product
Service
$124
$49
$119
$49
$124
$48
$110
$47
$127
$49
Q4 15
Q1 '16
Q2 '16
Q3 '16
Q4 '16

($ in millions unless noted otherwise)

Financial Results – Gross Margin Trends Stratasys, Ltd.



GAAP
30.6%
48.3%
46.2%
46.9%
47.3%
30.2%
31.6%
52.0%
39.5%
50.4%
35.6%
50.6%
38.1%
51.0%
37.6%
Q4 '15*
Q1 '16
Q2 '16
Q3 '16
Q4 '16

*Gross margin includes impairment charges of $10.8M in Q4'15



Non-GAAP
48.1%
55.1%
55.9%
54.0%
53.6%
52.8%
36.2%
61.1%
40.4%
63.5%
36.6%
60.6%
38.7%
59.5%
38.3%
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Product Gross Margin
Service Gross Margin
Total Gross Margin

stratasys

Financial Results – Operating Margin Trends Stratasys, Ltd.

Operating Exp. (GAAP)	↓ 53% YOY
R&D Exp. (GAAP)	↓ 24% YOY
SG&A Exp. (GAAP)	↓ 58% YOY

Operating Exp. (non-GAAP)	↓ 11% YOY
R&D Exp. (non-GAAP)	↓ 7% YOY
SG&A Exp. (non-GAAP)	↓ 12% YOY

($ in millions unless noted otherwise)

GAAP



18.4%
64.8%
15.0%
45.9%
14.2%
42.0%
15.3%
43.9%
13.9%
50.1%
Q4 '15*
Q1 '16
Q2 '16
Q3 '16
Q4 '16*
-108.3%
-12.5%
-10.0%
-12.3%
-16.6%

*Operating margin includes impairment charges of $21.8M in Q4'16 and $138.6M in Q4'15

Non-GAAP



12.8%
40.4%
-5.1%
13.6%
39.1%
2.4%
12.9%
37.1%
5.9%
14.1%
37.9%
2.1%
11.8%
35.2%
6.6%
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

stratasys

Financial Results – Cash Flow from Operations & Balance Sheet Stratasys, Ltd.

($ in millions)	Q4-15	Q4-16	FY2015	FY2016
Cash from (used in) operating activities	$7.7	$26.0	($21.9)	62.0

Selected balance sheet items:

($ in millions)	Q4-15	Q4-16
Cash, Cash Equivalents & Bank Deposits	$258.2	$280.3
Accounts Receivable	123.2	120.4
Inventories	123.7	117.5
Net Working Capital	374.3	388.4

stratasys

Lilach Payorski – CFO

Financial Summary

- Recognized improvements in non-GAAP operating and grow margins – driven by improved operational performance and customer engagement
- Pleased with strong growth in recurring product and service revenue – system utilization remains stable
- Focusing investment on value-added applications in key target markets
- Continuing to align resources with strategic goals and market conditions
- Pleased with cash generation and maintain strong balance sheet with sufficient capital to run the business

Revenue & Earnings Guidance – Updated

Revenue (M)

$645 - $680

GAAP Diluted EPS

$(1.00) - $(0.73)

Non-GAAP Diluted EPS

$0.19 - $0.37

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$645 to $680
GAAP Net Loss	($53) to ($39)
(1) Stock-Based Compensation Exp.	18 to 20
(2) Intangible Assets Amortization Exp.	$34
(3) Merger Related Expenses	$2 to $3
(4) Reorganization and other related costs	$8 to $10
(5) Corresponding tax expense and other tax adjustments	($3) to ($4)
Non-GAAP Net Income	$10 to $20
GAAP Loss Per Share	($1.00) to ($0.73)
Non-GAAP Diluted Earnings Per Share	$0.19 to $0.37

stratasys

Ilan Levin – CEO

STRATEGIC OVERVIEW

Driving Value Through Leadership

Customers

- ✓ Largest installed base
- ✓ Strong adoption in key target Industries
- ✓ Strong Reseller Network

BOEING AIRBUS

Ford TEAM PENSKE

McLAREN HONDA / stratasys
OFFICIAL SUPPLIER

Technology

- ✓ FDM and PolyJet
  - ✓ Leading 3D Printing Technologies
  - ✓ Proven, Stable, Simple, Widely Adopted
- ✓ Workflow Solutions From GrabCAD
- ✓ Solutions and Applications in Key Target Industries

People

- ✓ Culture of Innovation
  - ✓ First full-color, multi-material 3D printer
  - ✓ Advanced material development: Nylon 12CF and Ultem 9085
  - ✓ Advanced Technology 3D Demonstrators for manufacturing
- ✓ Expert Services

Application-Driven Product Development



Continue to Lead the
High-End RP

Smart F123 Series – optimizing workflow capability, offering low-cost PLA material with engineering grade performance



Deepen & Disrupt
Manufacturing Tooling

Use-case centric development for specific tooling applications in aerospace and healthcare



Penetrate
Manufacturing

Certification for Ultem 9085 meeting aerospace production requirements

NEW Stratasys FDM Nylon 12CF material for strong, light-weight and rigid components for functional prototyping and low-volume production parts



stratasys

Leveraging Strategic Collaborations

SIEMENS
- ✓ Integration Siemens' Digital Factory (Robotic Composite) and our solutions for production environments

DASSAULT SYSTEMES
- ✓ Integration with Dassault Systèmes SIMULIA software optimizing end-use-part designs for weight and strength in aerospace and automotive applications

SOLIDWORKS
- ✓ Integration between GrabCAD Print and Dassault Systèmes SOLIDWORKS that allows users to estimate and print parts directly from the SOLIDWORKS environment

Recognized Leadership in Target Markets

- ✓ Production of Infinite-Build 3D, low-volume, customized, lightweight flight parts, developed in collaboration with Boeing to meet Aerospace specifications
- ✓ Certification of ULTEM™ 9085 material for the production of flight parts
- ✓ Official Supplier to McLaren-Honda Formula 1 team for prototyping, tooling, and customized production parts
- ✓ Technical partnership with Team Penske to provide 3D printing solutions for NASCAR and IndyCar engineering and manufacturing applications

Advanced Rapid Prototyping – Stratasys F123 Series

Smarter & Reliable Prototyping – from concept to design varication to functional performance

Concept modeling using low-cost PLA materials alongside thermoplastic materials.

- Easy to use, office friendly
- Ability to do the complex with accuracy, detail and repeatability
- Fast, big and 2X the throughput



Serving Professional Rapid Prototyping Across Categories

- ✓ Value-based use cases and applications
- ✓ Leverage strong history of AM technology innovations with deep customer base

- ✓ Leading brand for entry level desktop printing
- ✓ Comprehensive software solutions and largest online community

Ilan Levin – CEO

Summary & Outlook

- Making significant progress in transforming into customer-centric organization
- Leveraging extensive knowledge and capabilities to enhance customer relationships
- Pleased with initial reception to F123 Series and believe Rapid Prototyping segment remains attractive opportunity
- Committed to expanding collaborations with key global manufacturing companies
- Will continue to focus on allocating resources with long-term goals and improving near-term profitability
- Excited about long-term growth opportunities

WE ARE
STRATASYS

THE 3D PRINTING SOLUTIONS COMPANY

stratasys

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Twelve months ended December 31,2016			Twelve months ended December 31,2015		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (Loss) (1)	$317,306	$50,334	$367,640	$102,172	$259,545	$361,717
Operating income (Loss) (1,2)	(86,713)	115,729	29,016	(1,373,544)	1,357,577	(15,967)
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(77,219)	91,989	14,770	(1,372,835)	1,382,789	9,954
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	$(1.48)	$1.76	$0.28	(26.64)	26.83	0.19
(1) Acquired intangible assets amortization expense		41,712			50,353	
Impairment charges of other intangible assets		1,779			191,534	
Non-cash stock-based compensation expense		2,780			5,381	
Reorganization and other related costs		3,846			10,949	
Merger and acquisition and other expense		217			1,328	
		50,334			259,545	
(2) Acquired intangible assets amortization expense		14,901			22,436	
Goodwill impairment		-			942,408	
Non-cash stock-based compensation expense		17,993			24,629	
Impairment charges of intangible assets and other long lived assets		21,774			86,937	
Changes in fair value of obligations in connection with acquisitions		(872)			(23,671)	
Reorganization and other related costs		3,671			16,955	
Merger and acquisition and other expense		7,928			28,338	
		$65,395			$1,098,032	
		$115,729			$1,357,577	
(3) Credit facility termination related costs		-			2,705	
Corresponding tax effect and other tax adjustments		(24,233)			22,507	
Intangible assets amortization expense of associated company		493			-	
		$91,989			$1,382,789	
(4) Weighted average number of ordinary shares outstanding – Diluted	52,582		53,201	51,592		52,824

($ in thousands except per share data)

stratasys

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended December 31,2016			Three Months Ended December 31,2015		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (Loss) (1)	$82,924	$11,093	$94,017	$53,072	$30,309	$361,717
Operating income (Loss) (1,2)	(29,165)	40,733	11,568	(187,809)	178,927	(15,967)
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(14,761)	22,588	7,827	(232,343)	231,647	9,954
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.30)	$0.45	$0.15	(4.46)	4.45	0.19
(1) Acquired intangible assets amortization expense		10,394			10,830	
Impairment charges of other intangible assets		-			10,779	
Non-cash stock-based compensation expense		648			1,012	
Reorganization and other related costs		276			7,523	
Merger and acquisition and other expense		(225)			165	
		11,093			30,309	
(2) Acquired intangible assets amortization expense		3,822			4,464	
Goodwill impairment		-			96,550	
Non-cash stock-based compensation expense		4,238			4,838	
Impairment charges of intangible assets and other long lived assets		21,774			31,299	
Changes in fair value of obligations in connection with acquisitions		(988)			(713)	
Reorganization and other related costs		251			9,365	
Merger and acquisition and other expense		543			2,815	
		$29,640			$148,618	
		$40,733			$178,927	
(3) Corresponding tax effect and other tax adjustments		(18,355)			52,720	
Intangible assets amortization expense of associated company		210			-	
		$22,588			$231,647	
(4) Weighted average number of ordinary shares outstanding – Diluted	52,784		53,255	52,046		52,046

($ in thousands except per share data)